EXHIBIT 99.6

Gammon Lake Resources Inc.
Consolidated Financial Statements
July 31, 2002 and 2001

Contents

Page

Auditors' Report	1

Consolidated Statements of Loss and Deficit	2

Consolidated Balance Sheets	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5-16

Grant Thorton LLP
Chartered Accountants
Management Consultants

Auditors’ Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001, and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles

Halifax, Nova Scotia, Canada October 9, 2002, except to Note 3 which is as of November 1, 2002	Grant Thornton LLP Chartered Accountants

P.O.Box 426
Suite 1100
2000 Barrington Street
Halifax, Nova Scotia
B3J 2P8
T (902) 421-1734
F 902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton.ca
Canadian Member of Grant Thornton International

1

Gammon Lake Resources Inc. Consolidated Statements of Loss and Deficit
For the years ended July 31	2002	2001

Revenue
Interest	$ 23,039	$ 108,703
Management fees (Note 6)	120,000	--

	143,039	108,703

Expenses
Amortization	4,188	5,428
Foreign exchange gain	(83,000)	--
General and administrative	928,475	610,547
Management fees	30,000	36,000
Professional fees	1,382,699	947,027
Wages and benefits	88,338	70,253

	2,350,700	1,669,255

Loss before write off	(2,207,661)	(1,560,552)

Write off of abandoned mineral properties
and related deferred costs (Note 5)	--	(150,784)

Net loss	$(2,207,661)	$(1,711,336)

Loss per share (Note 9)	$ (.09)	$ (.12)

Deficit, beginning of year	$(3,894,033)	$(2,182,697)

Net loss	(2,207,661)	(1,711,336)

Deficit, end of year	$(6,101,694)	$(3,894,033)

See accompanying notes to the consolidated financial statements.

2

Gammon Lake Resources Inc. Consolidated Balance Sheets
July 31	2002	2001

(Restated) (Note 3)
Assets
Current
Cash and cash equivalents	$ 6,398,305	$ 469,915
Receivables
Commodity taxes	190,489	653,796
Other	149,127	76,930
Prepaids	4,000	657

	6,741,921	1,201,298

Capital assets (Note 4)	25,919	29,577
Mineral properties and related deferred
costs (Notes 5 and 6)	48,785,981	33,135,821

	$ 55,553,821	$ 34,366,696

Liabilities
Current
Payables and accruals	$ 168,788	$ 182,906

Long term debt (Note 7)	11,028,111	--
Future income taxes (Note 11)	11,417,000	10,552,000

	22,445,111	10,552,000

	22,613,899	10,734,906

Shareholders' Equity
Capital stock (Note 8)	39,041,616	27,525,823
Deficit	(6,101,694)	(3,894,033)

	32,939,922	23,631,790

	$ 55,553,821	$ 34,366,696

On behalf of the Board

Director	Director

See accompanying notes to the consolidated financial statements.

3

Gammon Lake Resources Inc. Consolidated Statements of Cash Flows
Years ended July 31	2002	2001

Increase (decrease) in cash and cash equivalents

Operating
Net loss	$(2,207,661)	$(1,711,336)
Amortization	4,188	5,428
Write-off of abandoned mineral properties
and related deferred costs	--	150,784
Foreign exchange gain	(83,000)	--

	(2,286,473)	(1,555,124)

Change in non-cash operating
working capital (Note 10)	(86,886)	135,930

Cash flow from operations	(2,373,359)	(1,419,194)

Financing
Net proceeds from issuance of capital stock	8,915,793	4,507,389

Investing
Acquisition of capital assets	(530)	(1,137)
Expenditures on mineral properties
and related deferred costs - net	(1,074,050)	(4,720,787)
Decrease in payables relating to
mineral properties	(57,340)	(162,444)
Decrease (increase) in receivables relating to
mineral properties	517,876	(359,254)

	(614,044)	(5,243,622)

Net increase (decrease) in cash and cash equivalents	5,928,390	(2,155,427)
Cash and cash equivalents
Beginning of year	469,915	2,625,342

End of year (Note 10)	$ 6,398,305	$ 469,915

Cash flow per share from operations	$ (0.10)	$ (0.11)

See accompanying notes to the consolidated financial statements.

4

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

1.     Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.    Significant accounting policies

Consolidation accounting
These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc. Interests in joint ventures, including corporate joint ventures, are accounted for on the proportionate consolidation basis whereby the Company’s share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

5

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

2.     Significant accounting policies (continued)

Mineral properties and related deferred costs
Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan, which is described in Note 8. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share
Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the consolidated financial statements.

6

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

3.     Restatement of prior year

During the year, the Company’s Mexican subsidiary (Gammon Lake de Mexico, S.A. de C.V.) issued restated financial statements for the year ended July 31, 2001 having determined that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican tax law. The 2001 amounts presented for comparative purposes have been restated. This change had no effect on previously reported revenues, expenses, cash flows or loss per share.

The effect of the correction on the 2001 financial statements is as follows:

Increase
Mineral properties and related deferred costs	$10,552,000
Future income tax liability	$10,552,000

4.    Capital assets

	July 31, 2002			July 31, 2001

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 6,752	$ 4,616	$ 2,136	$ 6,752	$ 3,700	$ 3,052
Exploration equipment	39,283	16,425	22,858	39,158	13,904	25,254
Furniture and equipment	2,957	2,032	925	2,957	1,686	1,271

	$48,992	$23,073	$25,919	$48,867	$19,290	$29,577

5.     Mineral properties and related deferred costs

For the year ended July 31, 2002

	(Restated) (Note 3) Balance July 31, 2001	Expenditures during the period	Balance July 31, 2002

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	32,072,373	15,650,160	47,722,533

	$33,135,821	$15,650,160	$48,785,981

During fiscal 2002, $2,600,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration and $11,111,111 of expenditures related to the Ocampo property were incurred for long term debt consideration. Included in current year expenditures are future income taxes of $865,000.

7

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

5.     Mineral properties and related deferred costs (continued)

Year ended July 31, 2001

	(Restated) (Note 3) Balance July 31, 2000	Expenditures during the year	Writedown	(Restated) (Note 3) Balance July 31, 2001

Canada
Harrigan Lake	$ 44,508	$ 1,280	$ (45,788)	$ --
Lawrencetown	104,896	100	(104,996)	--

	149,404	1,380	(150,784)	--

Mexico
La Cuesta and
Santa Maria	1,063,448	--	--	1,063,448
Ocampo	13,763,676	18,308,697	--	32,072,373

	14,827,124	18,308,697	--	33,135,821

	$14,976,528	$ 18,310,077	$ (150,784)	$33,135,821

During the year, the Company abandoned certain mineral properties and the related costs were written-off. During the year, $6,300,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration. Included in current year expenditures are future income taxes of $7,289,290.

6.    Commitments and contingencies

Option and joint venture agreements

a)     Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

b)     Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 6.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

8

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

6.     Commitments and contingencies (continued)

c)     Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d)    Bolnisi Gold NL (“Bolnisi”)

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.)	Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii.)	Bolnisi will complete the feasibility study commenced by the Company.

iii.)	At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.)

Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

v.)

If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.)	Bolnisi was granted a right of first refusal to develop the Company’s remaining properties.

9

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

6.     Commitments and contingencies (continued)

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2002 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the property

7.    Long term debt

The long term debt is payable to Soyopa is non-interest bearing and has terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

10

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

8.    Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding	Number of shares	Ascribed value

Balance - July 31, 2000	17,646,003	$ 16,718,434
Issued during the year ended July 31, 2001:
Pursuant to joint venture and consulting agreements
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000	(1)
Compania Minera Global S.A. de C.V. (Ocampo property)	825,000	4,125,000	(2)
Compania Minera Global S.A. de C.V. (Ocampo property)	175,000	875,000	(3)
For cash upon exercise of share purchase options	20,000	31,500
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000
Less: share issue costs	--	(559,269)

Balance - July 31, 2001	20,680,066	$ 27,525,823
Issued during the year ended July 31, 2002:
Pursuant to joint venture agreement
Minerals de Soyopa, S.A. de C.V. (Ocampo property)	5,000,000	2,600,000	(4)
For cash pursuant to private placements	7,525,000	7,737,000
For cash upon exercise of share purchase options	1,155,000	760,000
For cash upon exercise of special warrants	519,250	233,662
For cash upon exercise of warrants	1,410,700	951,956
For cash upon exercise of compensation warrants	163,750	99,888
Less: share issue costs	--	(866,713)

Balance - July 31, 2002	36,453,766	$ 39,041,616

11

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements
July 31, 2002 and 2001

8.    Capital stock (continued)

(1)

Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2)

Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(3)

Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(4)

Pursuant to an agreement with Soyopa, the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

Escrow shares
As at July 31, 2002, 3,966,926 (2001 – 4,960,900) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 4,297,300 outstanding warrants to purchase common shares as at July 31, 2002 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Period
100,000	December 21, 2002	$5.50
1,597,300	October 9, 2003	$0.65
2,600,000	November 30, 2003	$1.50

Compensation warrants
With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. As of July 31, 2002, 163,750 of these have been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share at $1.50 per share. As at July 31, 2002 no compensation warrants have been exercised.

12

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2002 and 2001

8.    Capital stock (continued)

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 5,000,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 7,303,300 options have been granted pursuant to the Company’s stock option plan of which 2,726,800 have been exercised or expired. Options granted as at July 31, 2002 are in excess of the amount available under the Company’s stock option plan and are subject to shareholder approval. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2002.

Holder	Number of Shares Under Option		Expiration Date	Exercise Period
Directors	5,000		April 20, 2003	$0.75
Directors	266,000		April 8, 2004	$1.20
Consultants	10,000		October 1, 2004	$2.00
Director	40,000		January 31, 2005	$2.40
Directors	650,000		April 25, 2006	$1.50
Consultants and employees	40,500		April 25, 2006	$1.50
Directors	370,000		September 26, 2006	$0.50
Consultants	60,000		September 26, 2006	$0.50
Directors	400,000	(1)	January 18, 2007	$0.70
Consultants	50,000		February 5, 2003	$0.75
Consultants	100,000		March 1, 2007	$0.90
Consultants	400,000		March 1, 2007	$0.93
Officers	150,000	(2)	February 7, 2007	$0.75
Consultants	175,000	(3)	February 7, 2007	$0.75
Directors	700,000	(4)	March 15, 2007	$0.80
Consultants	800,000	(4)	March 15, 2007	$0.80
Consultants	35,000	(4)	April 24, 2007	$1.30
Consultant	300,000	(4)	May 21, 2007	$1.60
Consultant	25,000	(4)	June 25, 2003	$2.00

(1)	200,000 are subject to shareholder approval at the next annual and special meeting.
(2)	65,000 are subject to shareholder approval at the next annual and special meeting.
(3)	80,000 are subject to shareholder approval at the next annual and special meeting.
(4)	Subject to shareholder approval at the next annual and special meeting.

13

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2002 and 2001

8.    Capital stock (continued)

Fixed Options	2002		2001

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,111,500	$1.64	441,000	$1.52
Granted	4,720,000	0.80	690,500	1.50
Expired	(100,000)	(2.00)	--	--
Exercised	(1,155,000)	(0.66)	(20,000)	(1.58)

Outstanding, end of year	4,576,500	$0.98	1,111,500	$1/64

Options exercisable, end of year	2,371,500	$1.04	1,111,500	$1/64

9.     Loss and cash flow per share

Loss and cash flow from operations per share is calculated based on the weighted average number of shares outstanding during the year of 23,946,982 (2001 – 14,795,077 restated). Escrow shares are not included in the weighted average number of shares outstanding.

In the current year the Company has not included the escrow shares in its weighted average shares outstanding calculation. In 2001 and prior years the Company had included escrow shares, as a result of this change the net loss per share for 2001 previously reported as 0.09 has increased to 0.12 and operating cash flow per share has decreased from a loss of 0.07 to 0.11 per share.

Loss and cash flow from operations per share on a fully diluted basis would be as presented, as all factors are anti-dilutive.

10. Supplemental cash flow information	2002	2001
Change in non-cash operating working capital:
Receivables	$ (126,766)	$ 49,983
Prepaids	(3,343)	11,869
Payables and accruals	43,223	74,078

	$ (86,886)	$135,930

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$ 1,398,305	$ 79,915
Temporary money market instruments	5,000,000	390,000

	$ 6,398,305	$469,915

Interest and income taxes paid:
Interest paid	$ --	$ 1,487

Income taxes paid	$ --	$ 1,004

14

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2002 and 2001

11.   Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of loss for the periods ended July 31, 2002 and 2001.

	2002	2001
Net loss	$ 2,207,661	$ 1,711,336
Income tax rate	43%	45%

Expected income tax recovery	949,000	772,000
Statutory rate change	(34,000)	--
Share issue costs	(123,000)	(50,000)
Temporary differences and other	(55,000)	--
Income adjustment on intercompany charges	743,000	--
Valuation allowance	(1,480,000)	(722,000)

Provision for income taxes	$ --	$ --

The following table reflects the future income tax liabilities at July 31, 2002 and 2001.

	2002	2001
Deductible share issue costs	$ 442,000	$ 201,000
Non-capital losses carried forward	3,024,000	2,366,000
Accounting value of mineral properties and related
deferred costs in excess of tax value (see Note 3)	(12,756,000)	(11,514,000)

	(9,290,000)	(8,947,000)
Valuation allowance	(2,127,000)	(1,605,000)

Future income tax liabilities recognized	$(11,417,000)	$(10,552,000)

At July 31, 2002, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to reduce future taxable income. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $8,104,393 which are due to expire as follows, unless applied against future taxable income of the Company. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ --	$ 7,357
July 31, 2004	311,475	--	311,475
July 31, 2005	197,741	--	197,741
July 31, 2006	367,364	--	367,364
July 31, 2007	887,312	--	887,312
July 31, 2008	1,349,367	--	1,349,367
July 31, 2009	798,312	--	798,312
July 31, 2010	--	1,964,747	1,964,747
July 31, 2012	--	2,220,718	2,220,718

	$3,918,928	$4,185,465	$8,104,393

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Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2002 and 2001

12. Related party transactions	2002	2001

The Company paid the following amounts to Directors and companies controlled by Directors:

Management fees	$ 30,000	$ 36,000
Mineral property exploration expenditures	39,808	46,731
Promotional fees	34,615	44,000
Professional fees	516,722	356,100

	$621,145	$482,831

At July 31, 2002 the Company had bonuses payables to directors of $100,000.

13.   Financial instruments

At July 31, 2002, the Company’s financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars and are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company’s earning that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables and payables approximate their carrying values. There is no satisfactory market for the Company’s long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

14.   Subsequent event

On October 9, 2002 the Company granted an aggregate of 1,650,000 stock options to consultants (500,000) and officers and directors (1,150,000). The options expire on October 9, 2007 and have an exercise price of $1.01 per share which was the closing price for that day. These options are subject to shareholder approval at the next annual and special meeting.

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